UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date April 29, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated i n the People’s Republic of China with limited liability)
(Stock code: 670)

FIRST QUARTERLY REPORT 2008

This announcement is made by China Eastern Airlines Corporation Limited pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited .

The financial statements of the Company for the first quarter of 2008 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange (s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2008 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The Board of Directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

Mr. Cao Jianxiong, an executive director, did not attend the meeting for some reason. Mr. Luo Chaogeng, a non-executive director, did not attend the meeting for some reason. Mr. Peter Lok, an independent non-executive director, did not attend the meeting for some reason, and authorized Mr. Zhou Ruijin, an independent non-executive director, to vote for him. Mr. Hu Honggao, an independent non-executive director, did not attend the meeting for some reason, and authorized Mr. Zhou Ruijin, an independent non-executive director, to vote for him. Mr. Wu Baiwang, an independent non-executive director, did not attend the meeting for some reason, and authorized Mr. Zhou Ruijin, an independent non-executive director, to vote for him.

Mr. Li Fenghua, chairman of the Board of the Company and person-in-charge of the Company, Mr. Cao Jianxiong, president of the Company and officer-in-charge of accounting, Mr. Luo Weide, chief financial officer, and Mr. Wu Longxue, general manager of the accounting department and officer-in-charge of the accounting department (accounting officer), hereby declare that the financial report forming part of this quarterly report is true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)

Total assets (RMB’000)	68,484,226	67,141,714	2.00
Owners’ equity (or shareholders’
equity) (RMB’000)	2,953,758	2,862,865	3.17
Net earnings per share attributable to the shareholders of listed
company (RMB)	0.6069	0.5882	3.17

	From the beginning of the year to the end of the reporting period	Increase/ decrease compared with the same period last year (%)
Net cash flow generated from </ fon t>operating activities	1,125,383	-55.92
(RMB’000)
Net cash flow generated from operating activities per	0.2312	-55.92
share (RMB)

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decreasefor the reporting period compared with the same period last year (%)
Net profit attributable to shareholders of listed company
(RMB’000)	210,797	210,797	142.94
Basic earnings per share (RMB)	0.0433	0.0433	142.94
Basic earnings per share after non-recurring gains and losses
(RMB)	0.0431	0.0431	134.01
Diluted earnings per share (RMB)	0.0433	0.0433	142.94
Return on net assets (fully diluted) (%)	7.13	7.13	Increased 26.22 percentage points
Return on net assets (fully diluted) after deducting non-recurring losses (%)	7.10	7.10	Increased 31.21 percentage points

From the beginning of
the year to
the end of the
Non-recurring gains or losses	reporting period
(RMB’000)

Gains or losses from disposal of non current assets	1,091

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares
Total number of shareholders as at end of the reporting period	215,443

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Class

HKSCC NOMINEES LIMITED	1,546,683,499	Overseas listed foreign shares
國際金融 - 滙豐 - TEMASEK FULLERTON ALPHA PTE LTD	9,999,969	RMB ordinary shares
中國銀行 - 嘉實滬深300指數證券投資基金	4,214,298	RMB ordinary shares
海通 - 交行 - 日興資產管理有限公司 - 日興AM中國人民幣A股母基金	3,999,937	RMB ordinary shares
UBS AG	3,600,000	RMB ordinary shares
融通新藍籌證券投資基金	3,164,833	RMB ordinary shares
WU SHUK LING OLIVIA	2,000,000	Overseas listed foreign shares
中國農業銀行 - 華夏平穩增長混合型證券投資基金	1,676,999	RMB ordinary shares
ARSENTON NOMINEES LIMITED	1,500,000	Overseas listed foreign shares
青島市光明總公司	1,430,098	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☑Applicable	☐ Not applicable

1.	Balance Sheet Items

Currency capital increased by 98.62% as compared with the end of last year mainly due to the increase of bank deposit.

Dividend receivables decreased by 84.22% as compared with the end of last year mainly due to the dividends received from associated companies.

Long term equity investment increased by 39.16% as compared with the end of last year mainly due to the investment in Xingfu Airlines.

Notes payable decreased by 36.00% as compared with the end of last year mainly due to the decrease in the use of notes as a form of payment by clients.

Advance receipts decreased by 36.40% as compared with the end of last year mainly because of the decrease in advance receipts from international and domestic air traffic liabilities.

Interests payable decreased by 32.78% as compared with the end of last year mainly because of the payment of bank borrowing interests during the first quarter.

Tradable financial liability increased by 915.35% as compared with the end of last year mainly because of depreciation of US dollars and reduction of interest rate.

2.	Income Statement Items

Net financial costs decreased by 515.14% as compared with the same period last year. The main reason for the decrease was the exchange gains as a result of the continued appreciation of Renminbi.

Gains from change of fair value decreased by 275.00% as compared with the same period last year. The main reason for the decrease was the losses incurred from the change in fair value of tradable financial assets, tradable financial liabilities and derivatives and hedging activities measured at fair value.

Non operating income decreased by 35.14% as compared with the same period last year mainly due to decrease of subsidy income.

Non operating expenditures increased by 96.22% mainly due to increase in losses incurred from disposal of fixed assets.

3.	Cash Flow Statement Items

Net cash flow generated from operating activities decreased by 55.92% as compared with the same period last year. The main reason was the increase in cash payment to and for employees.

Net cash flow generated from investment activities increased by 137.82% as compared with the same period last year. The increase was mainly attributable to the increase in cash received from disposal of fixed assets, intangible assets and other long term assets.

Net cash flow generated from fund raising activities increased by 140.77% as compared with the same period last year mainly attributable to the increase in cash received from borrowing.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☑ Applicable	☐ Not applicable

From 31 March to 1 April of 2008, the flight returns incident occurred on some of the intra- provincial flights of the Yunnan branch of the Company. After the occurrence of the flight returns incident, the Company promptly rearranged transportation capacity to resume flights. On 16 April 2008, China Eastern Air Holding Company (“CEA Holding”), the controlling shareholder of the Company, received the Notice Concerning the Punishment Regarding the Flight Returns Incident of the Yunnan Branch of the Company issued by the Civil Aviation Administration of China. After the occurrence of the flight returns incident, the Company swiftly deployed a task group to hurry to Kunming to investigate into and deal with the incidents. Those who were allegedly involved in deliberate returns have been suspended from flying duties and are subject to, among others, further investigation. Meanwhile, the Company also conscientiously looked into the loopholes of the management of the Company as reflected in the flight returns incident and diligently improved its operations. (For details please refer to the announcements published by the Company in Shanghai Securities News on 9 April 2008 and 19 April 2008.)

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☑ Applicable	☐ Not applicable

Undertakings and status of implementation of the share reform:

1.	CEA Holding shall comply with the requirements of relevant laws, regulations and constitutions and satisfy the statutory obligations.

2.	In particular, CEA Holding undertook that:

(1)	the original non-circulating shares of the Company held by it shall not be listed and traded within 36 months from the day of the implementation of the share reform plan; and

(2)	shall bear all the expenses in relation to the share reform plan.

CEA Holding represented that it shall perform the undertakings in good faith and accept relevant legal responsibilities. Unless the transferee(s) is/are willing and able to accept the responsibilities of the undertakings, CEA Holding shall not transfer any shares held.

Status of implementation: faithfully implemented.

3.4
Warnings of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐ Applicable	☑ Not applicable

3.5	Particulars of securities investment

☑ Applicable	☐ Not applicable

Unit: RMB

No.	Stock code	Stock short name	Number of shares held at the end of the reporting period (shares)	Initial cost of investment	Carrying amount at the end of the reporting period	Carrying amount at the beginning of the reporting period	Item for accounting purpose

1	600377	JSCo,Ltd.	200,000	360,000	360,000	360,000	Financialassets
							available for sale

2	000563	陝國投A	216,000	203,040	203,040	203,040	Financialassets
							available for sale

Total			-	563,040	563,040	563,040	-
			By order of the Board of CHINA EASTERN AIRLINES CORPORATION LIMITED Li Fenghua Chairman

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
28 April 2008